





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MADISON GLOBAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Vanderbilt Motor Parkway, Suite 205
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Nixon (516) 490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 PACES FERRY ROAD SE, SUITE 2-1680 (Address) Atlanta (City), GA (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _David Kaplan_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as of _DECEMBER 31_ , 20_18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DOREEN M. ARAUJO
Notary Public, State of New York
No. 01AR6207634
Qualified in Suffolk County
Commission Expires June 15, 20 21

Doreen M. Araujo
Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON GLOBAL PARTNERS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2018

MADISON GLOBAL PARTNERS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2018

TABLE OF CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Madison Global Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Global Partners, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

<u>ASSETS</u>

Assets		
Cash	$	42,939
Receivable from Sub-Clearing Broker		64,171
Furniture, Equipment and Leasehold Improvements, Net		
of accumulated depreciation of $35,729		40,653
Deposit with Sub-Clearing Broker Dealer		25,000
Prepaid Expenses		23,031
Security Deposit		11,293
Other Receivable		9,820
Total Assets	$	216,907

<u>LIABILITIES AND MEMBERS' CAPITAL</u>

Liabilities		
Accrued Expenses	$	29,795
Accrued Commissions		22,200
Total Liabilities		51,995
Members' Capital		164,912
Total Liabilities and Members' Capital	$	216,907

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues	
Commission Income	$ 294,291
Adminstrative Fees From Related Party	63,750
Private Placements	52,000
Interest Income	49,892
Mutual Fund Fees	46,451
Consulting Income	36,800
Total Revenues	543,184
Expenses	
Commissions, Compensation and Benefits	428,748
Clearing Costs	113,621
Occupancy and Equipment	127,891
Technology and Communication Expenses	83,115
Other Operating Expenses	55,772
Professional Fees	50,296
Regulatory Fees	24,616
Total Operating Expenses	884,059
Net Loss	$ (340,875)

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2018

Balance - January 1, 2018	$	170,787
Members' Contributions		335,000
Net Loss		(340,875)
Balance - December 31, 2018	$	164,913

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities	
Net Loss	$ (340,875)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation	20,733
Changes in assets and liabilitieis	
Receivable from Sub-Clearing Broker	(64,171)
Prepaid Expenses	(2,459)
Other Receivable	(9,308)
Accrued Expenses	27,817
Accrued Commissions	22,200
Net Cash Used in Operating Activites	(346,063)
Cash Flow From Investing Activites	
Purchase of Equipment	(3,528)
Net Cash Used by Investning Activities	(3,528)
Cash Flows From Financing Activities	
Members' Contributions	335,000
Net Cash Provided by Financing Activities	335,000
Net Decrease in Cash	(14,591)
Cash - Beginning of Year	57,530
Cash - End of Year	$ 42,939

See Accompanying Notes to Financial Statements

Note (1) - Nature of business:

Madison Global Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in retail brokerage including buying and selling of stocks, debt securities, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also intends acts as a placement agent for private placements of securities.

Pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company clears all securities transactions on a fully disclosed basis through another broker dealer pursuant to a sub-clearing agreement. The Company does not hold customer funds or safekeep customer securities.

Note (2) - Summary of significant accounting policies:

(A) *Revenue recognition:*
Commission revenue and related commission expense are recorded on a trade date basis.

(B) *Furniture, Equipment, and Leasehold Improvements:*
Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

(C) *Use of estimates:*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) *Income taxes:*
The Company is a limited liability company, that is taxed as a partnership under Internal Revenue Code regulations ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial members for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

(E) *Concentration of Credit Risk:*
The Company will execute, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's sub-clearing firm. The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

8

Note (2) - Summary of significant accounting policies (Continued):

(F) New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for report periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is evaluating the effect this pronouncement will have on the financial statements and related disclosures.

(G) Revenue Recognition

On January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs. ASU 2014-09 clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supercedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Commissions from the securities transactions are recognized upon the occurrence of a transaction as this satisfies the only performance obligation identified in accordance with this standard.

The Company recognizes revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Fee based revenue is recognized in accordance with these agreements.

Application of the standard in 2018 had no effect on reported financial position, results of operations or related disclosures.

Note (2) - Summary of significant accounting policies (Continued):

(H) Subsequent events evaluation:
Management has evaluated subsequent events through the date the financial statements were issued.

Note (3) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $39,146 which exceeded its requirement of $5,000 by $34,146. The Company had a ratio of aggregate indebtedness to net capital of 1.33 to 1 at December 31, 2018.

Note (4) – Sub-Clearing Agreement

The Company clears certain of its proprietary and customer transactions through another Broker-dealer ("sub-clearing broker") on a fully disclosed basis pursuant to a sub-clearing agreement.

Note (5) – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31,2018.

Note (6) – Lease

The Company rents office space pursuant to an operating lease that ends October 2022 and has another month to month lease. Rent expense for the year ended December 31, 2018 was approximately $104,000.

The Company commitment under the office premises operating lease is approximately the following:

2019	$ 75,000
2020	77,000
2021	79,000
2022	61,000
	$292,000

Note (7) – Related Party

The Company is affiliated with a Related Party, a sister entity, that is a registered Investment Advisor ("RIA"). For 2018, the Related Party paid the Company administrative fees of $63,750 pursuant to an Expense Reimbursement Agreement between the parties. In addition, the Company collects commissions for the RIA and is reimbursed by the Related Party for commissions paid to the Company's brokers that was earned by the brokers from activity in the Related Party.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2018

MADISON GLOBAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2018

Schedule I

Net Capital			$	164,912
Total Member's Equity Qualified for Net Capital				
Non-allowable Assets:				
Property and Equipment, Net	$	40,653		
Receivable from Sub-Clearing Broker		15,968		
Sub-Clearing Deposit		25,000		
Prepaid Expenses		23,031		
Security Deposits		11,293		
Misc Receivable		9,820		
Total Non-Allowable Assets				125,766
Net Capital before Haircuts on Proprietary Positions				39,146
Less: Haircut				-
Net Capital				39,146
Minimum Net Capital Requirement - the greater of $5,000				
or 12.5% of aggregate indebtness of $51,995				5,000
Excess Net Capital			$	34,146
Ratio of Aggregate Indebtness to Net Capital				1.33 to 1
Schedule of Aggregate Indebtedness:				
Accrued Expenses	$	29,795		
Accrued Commissions		22,200		
Total Aggregrate Indebtedness			$	51,995

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in form X-17A-5
and net capital as computed above

MADISON GLOBAL PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

MADISON GLOBAL PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)2(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Madison Global Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Madison Global Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Madison Global Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Madison Global Partners, LLC stated that Madison Global Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Madison Global Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Global Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



MADISON GLOBAL PARTNERS, LLC
350 Motor Parkway, Suite 205
Hauppauge, NY 11788
Tel: 646.690.0330

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 27, 2019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Madison Global Partners, LLC is a broker/dealer registered with the SEC and FINRA.
- Madison Global Partners, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2018.
- Madison Global Partners, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - ► The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Madison Global Partners, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Madison Global Partners, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2018.

The above statement is true and correct to the best of my and the Firm's knowledge.